Exhibit 99.1

Franco-Nevada to Release 2013 First Quarter Results on May 8

TORONTO, April 29, 2013 - Franco-Nevada Corporation (TSX: FNV, NYSE: FNV) plans to release its first quarter 2013 financial results before market open on Wednesday, May 8, 2013 and host a conference call at 3:00 p.m. Eastern Time.

Conference Call Details

•                  Q1 Conference Call — 3:00 pm ET: Local: 647-427-7450; Toll-Free: 1-888-231-8191

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

A conference call replay will be available until May 15, 2013 at the following numbers: Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 57109893

For more information, please go to our website at www.franco-nevada.com or contact:
Stefan Axell
Manager, Investor Relations
416-306-6328
info@franco-nevada.com